Air T, Inc. / Air T Funding
11010 David Taylor Drive, Suite 305
Charlotte, NC 28262

October 17, 2023
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Air T, Inc. / Air T Funding
Withdrawal of Registration Statement on Form S-1
File No. 333-274172 and 333-274172-01

Ladies and Gentlemen:
Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), Air T, Inc. and Air T Funding (collectively the “Company”), hereby request the immediate withdrawal of their Registration Statement on Form S-1 (File No. 333-274172 and 333-274172-01), initially filed with the Securities and Exchange Commission (“SEC”) on August 23, 2023, together with all exhibits thereto (“Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.
The Company is seeking withdrawal of the Registration Statement as it does not intend to pursue the contemplated offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement.
The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.
If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Philip T. Colton, Esq. of Winthrop & Weinstine, P.A. at (612) 604-6729.
Very truly yours,
AIR T, INC.

By:/s/ Brian Ochocki
    Brian Ochocki
    Chief Financial Officer

AIR T FUNDING
By:    AIR T, INC., as Depositor

By:/s/ Brian Ochocki
Name: Brian Ochocki
Title: Chief Financial Officer

/s/ Mark Jundt
Mark Jundt, As Administrative Trustee

/s/ Brian Ochocki
Brian Ochocki, As Administrative Trustee

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